FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

DORATO RESOURCES INC. (the “Issuer”)
Suite 2300– 1177 West Hastings Street
Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

October 31, 2011

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is October 31, 2011. The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports changes in management and the board of directors.

Item 5.	Full Description of Material Change

The Issuer reports management and Board reorganization. Effective immediately, Keith J. Henderson will step down as President, CEO and Director to pursue other interests. Anton (Tony) J. Drescher, currently a director and shareholder, has been appointed interim President and CEO. Mr. Drescher is a Certified Management Accountant, a designation he has held since 1981. His experience includes; director of International Tower Hill Mines Ltd., a public mineral exploration and development Issuer listed on the TSX and NYSE-Amex, (since 1991); director of Trevali Mining Corporation, a public natural resource Issuer listed on the TSX (since 2010); president and a director of Ravencrest Resources Inc., a public Issuer listed on the CNSX (since 2007); and a director of Corvus Gold Inc., a public natural resource Issuer listed in TSX (since 2010).

Concurrently, Dr. Mark D. Cruise will resign his position as Director and will be replaced by Rowland Perkins. Mr. Perkins is currently the President, CEO and a director of ebackup Inc. (since 2001). He is a graduate of the University of Manitoba (BA, Economics). Mr. Perkins has also served as a director of USA Video Interactive Corporation since January 2005, Strikepoint Gold since 2011, Corvus Gold Inc. since 2010 and was a former Director of International Tower Hill Mines from 2005 to 2010.

John Drobe, the Issuer’s Vice President Exploration, and an integral part of the technical team, will continue to oversee and direct the Issuer’s exploration strategy.

Management will be providing a strategic update to investors in the next few weeks.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of potential mineral deposits/resources/reserves, business and financing plans and business trends, are forward-looking statements. Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Issuer may produce or plan to produce, the Issuer's inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, to obtain the required supreme decree from Peruvian authorities and other risks and uncertainties disclosed in the Issuer’s Amended 2010 Annual Information Form filed with certain securities commissions in Canada and the Issuer’s 2010 Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies. All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Anton (Tony) Drescher, President & CEO
Business Telephone No.: (604) 638-5817

Item 9.	Date of Report

November 1, 2011